  Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Provides 2016 Fourth Quarter Business Update

Shijiazhuang, Hebei Province, China – January 27, 2017 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF) (fka. AutoChina International), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today provided operational information on the fourth quarter ended December 31, 2016, including an update on the Company’s credit advance and online payment processing platform CeraPay (www.dianfubao.com), and its small business lending platform CeraVest (www.qingyidai.com).

CeraPay
Launched in November 2014, CeraPay was used to make payment transactions totaling over RMB5.5 billion (USD$800.5 million) during the fourth quarter of 2016. Fincera developed CeraPay as a convenient platform through which customers can make electronic payments while the Company can make credit advances to its customers, allowing customers to pay for their everyday truck-operating needs at participating merchants within the CeraPay network. Fincera earns transaction fees through its CeraPay platform.

2016 CeraPay Transaction Volume by Quarter
	For the Three Months Ended
	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016
	Amount	Amount	Amount
CeraPay Transaction Volume (RMB in millions)	5,558.4	6,444.7	6,024.1
(USD in millions)	$800.6	$928.2	$867.7

Fincera has begun rolling out two new programs for CeraPay users. The first is a fuel card program so that customers may use CeraPay at participating Sinochem and PetroChina service stations. The second is a toll card program to allow CeraPay customers to pay for tolls at electronic toll collection (ETC) toll booths. The goal of both of these programs is to provide even more convenient methods for users to utilize CeraPay.

CeraVest
From its inception in November 2014, CeraVest has originated over RMB7.1 billion (USD$1.02 billion) in loans, and had a loan portfolio of approximately RMB2.6 billion (USD$374.5 million) at December 31, 2016. Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small businesses primarily in the transportation industry. Through CeraVest, Fincera can originate loans and then sell those loans to investors. The Company believes it provides loans that generate higher returns than those of the short-term banking options available in China. Currently, individuals who invest on the CeraVest platform can earn an approximate annual interest rate of return of 8.0% for a flexible term investment, or 8.6% for a 6-month investment if held to maturity. Fincera earns origination fees on CeraVest loans.

2016 CeraVest Quarterly Loan Originations
	For the Three Months Ended
	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016
	Amount	Amount	Amount
CeraVest Loans Issued (RMB in millions)	1,061.4	1,273.0	1,264.2
(USD in millions)	$152.9	$183.4	$182.1
Management Commentary
Mr. Yong Hui Li, Fincera’s Chairman and CEO, stated, “We also are continuing the expansion of complementary products, including our recently launched ecommerce platforms that we feel will help to leverage our platform and improve our brand recognition throughout the small business community in China.”

Fincera Inc.

January 27, 2017

Completion of Purchase of Kai Yuan Finance Center Building Space
As previously announced, on October 19, 2016, the Company completed the purchase of the remaining portions of the Kai Yuan Finance Center, the tallest building in Shijiazhuang and Hebei province at 245 meters (approximately the same height as the MetLife Building in New York City). The newly acquired portion, which consists of 31 floors and an underground parking garage, totals over 119,000 square meters and houses the Hilton Shijiazhuang, a premiere 594-room hotel operated by Hilton Worldwide.

About Fincera Inc.
Founded in 2005, Fincera Inc. (OTCQB: AUTCF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Currency Conversion
The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.9430 to US$1.00, the noon buying rate as of December 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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changing principles of generally accepted accounting principles;
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continued compliance with government regulations;
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legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
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fluctuations in customer demand;
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management of rapid growth;
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general economic conditions;
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changes in government policy;
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China’s overall economic conditions and local market economic conditions;
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the Company’s ability to expand through strategic acquisitions;
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the Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
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credit risk affecting the Company’s revenue and profitability – such as being able to manage the default risk of customers;
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the results of future financing efforts; and
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geopolitical events.

In this press release, forward-looking statements include those related to the recently completed acquisition of hotel operations. Such acquisition includes various risks, including that:

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the hotel operations may not be profitable after a subsidy provision expires, or at all;
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the acquisition is outside the scope of the Company’s core operations; and
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the entry into a new business activity may not be viewed favorably by investors and could adversely affect the Company’s share price.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Fincera Inc.

January 27, 2017

CONTACT At the Company Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@fincera.net	Investor Relations The Equity Group Inc. Adam Prior Senior Vice President (212) 836-9606 / aprior@equityny.com Carolyne Y. Sohn Senior Associate (415) 568-2255 / csohn@equityny.com